Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087

November 16, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mellissa Campbell Duru, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed November 1 and 8, 2011
File No. 1-25225

Dear Ms. Duru:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 9, 2011 (the “Comment Letter”), concerning the Company’s Definitive Additional Soliciting Materials on Schedule 14A filed on November 1 and 8, 2011 (the “Soliciting Materials”).

For your convenience, we have included the text of the Staff’s comments preceding each of the Company’s responses. Set forth below are the Company’s responses to the comments presented in the Comment Letter.

Soliciting Materials filed November 1, 2011

1.	In future filings, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. For example, the headings on slides 28, 39 and 41 of the presentation should be recharacterized as your belief in future filings.

Response:

Slide 28. The Company acknowledges the Staff’s comment and, in future filings, the Company agrees to modify its disclosure to ensure that such statement is explicitly characterized as a statement of the Company’s opinion or belief.

Slides 39 and 41. The Company acknowledges the Staff’s comment but respectfully submits that the referenced headings of slides 39 and 41 are statements of fact, rather than statements of opinion or belief. In the supplemental materials delivered together with the Company’s letter to the Staff dated September 12, 2011 (the “September 12 Letter”), the Company provided the Staff with its analysis concerning the competitive relationship between the Company and Steak n Shake. Additionally, the Company is providing to the Staff on a supplemental and confidential basis (and for which the Company has requested confidential treatment pursuant to Rule 83 of the General Rules and Regulations of the Commission) additional materials relating to these matters, including supplemental data underlying the materials previously submitted with the September 12 Letter, which additional materials are attached as Schedule A to the confidential treatment request provided herewith.

2.	Please provide support for the data presented on slide 16 of the presentation, including the relevant marked pages of the S&P article that support the graphical data.

Response: The Company is providing to the Staff on a supplemental basis the following supporting materials requested for the data presented on slide 16: (i) a copy of the S&P Research Insight Methodology marked to show the quoted definition of “Total Return” and (ii) a copy of the Compustat Research Insight program data reflecting the five-year total shareholder return for the Company and certain of its peers, which are attached hereto as Exhibits A-1 and A-2, respectively.

3.	Please provide us with copies of the materials from which the excerpts were taken on slides 23, 33 and 35.

Response:

Slide 23. The Company is providing to the Staff on a supplemental basis the requested supporting materials for the excerpts provided on slide 23, including copies of the following:

•	the Morgan Keegan Equity Research Note, dated September 14, 2011, marked to show the quoted language attributed to Robert Derrington, which is attached hereto as Exhibit B;

•	the Miller Tabak + Co., LLC analyst report, dated September 14, 2011, marked to show the quoted language attributed to Stephen Anderson, which is attached hereto as Exhibit C;

•

The Tennessean article titled “Cracker Barrel Investor Wants a Juicier Stake,” dated September 14, 2011, marked to show the quoted language attributed to Robert Derrington, which is attached hereto as Exhibit D;

2

•	the KeyBanc Capital Markets Inc. analyst report, dated September 13, 2011, marked to show the quoted language attributed to Brad Ludington, which is attached hereto as Exhibit E; and

•	the Raymond James & Associates, Inc. Company Comment, dated September 15, 2011, marked to show the quoted language attributed to Bryan Elliot, which is attached hereto as Exhibit F.

Slide 33. The Company is providing to the Staff on a supplemental basis the requested supporting materials for the excerpts provided on slide 33, including copies of the following:

•

Steak N Shake’s current report on Form 8-K, filed March 22, 2009, with Exhibit 17.1 attached thereto marked to show the quoted language attributed to Wayne L. Kelley, which is attached hereto as Exhibit G; and

•

the Indianapolis Business Journal article titled “Steak n Shake changing its name, moving HQ to Texas,” dated February 6, 2010, marked to show the quoted language, which is attached hereto as Exhibit H.

Slide 35. The Company is providing to the Staff on a supplemental basis the requested supporting materials for the excerpts provided on slide 35, including copies of the following:

•	The Motley Fool article, dated May 11, 2010, marked to show a portion of the quoted language attributed to Richard Gibbons, which is attached hereto as Exhibit I;

•

the Indianapolis Business Journal article titled “Steak n Shake parent postpones meeting amid pay uproar,” dated August 10, 2010, marked to show the quoted language attributed to Richard Gibbons and the language attributed to Ken Skarbeck, which is attached hereto as Exhibit J. Upon further review of the materials attached as Exhibit J, the Company notes that a portion of the quotation attributed to Richard Gibbons in Slide 35 was actually written by Scott Olson, the author of the Indianapolis Business Journal article attached as Exhibit J, and was a characterization by Olson of Gibbons’s view rather than a direct quotation of Gibbons. The Company regrets the error and, in any future uses of this quotation, will correct the error by limiting the language attributed to Gibbons; and

•	the Noise Free Investments, LLC (NFI) Shareholder Letter to the Board of Directors of Biglari Holdings, dated May 6, 2010, marked to show the quoted language, which is attached hereto as Exhibit K.

4.	Please refer to slide 38 of the materials. In future filings, please avoid statements that imply Mr. Biglari would violate his state law fiduciary duty of loyalty if elected to the Board. This comment also applies to similar assertions made in the November 8, 2011 materials. Please refer generally to Note b to Rule 14a-9.

3

Response: The Company acknowledges the Staff’s comment and, in future filings, the Company agrees to avoid such statements and assertions concerning Mr. Biglari’s fulfillment of his state law fiduciary duty of loyalty.

5.	Please refer to slide 41. Absent a reasonable basis, the slide should be removed from future filings. In this regard, the basis for your conclusions that the companies “compete for the same guests” is not apparent based solely on the geographical map presented. For example, advise us of whether the restaurants are within a certain proximity of each other such that competition for the “same” guests could occur. Also, please supplementally provide support for your underlying assumption that the profile of the guests that visit each of the respective restaurants is the “same” in each of the geographical areas you highlight. We may have further comment.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company has a reasonable basis for the contents of slide 41. We respectfully refer the Staff to the Company’s response to the Staff’s first comment, above, as it relates to slide 41, and to the materials provided to the Staff on a supplemental and confidential basis by the Company and attached as Schedule A to the confidential treatment request provided herewith.

6.	In future filings, please consistently present information regarding how the company intends to accomplish its strategic initiatives. For example, the letter to shareholders dated November 8, 2011 does not reference the $10 million annual savings the company intends to accomplish through staff reductions; a fact that was referenced in the company’s investor presentation filed on November 1, 2011.

Response: The Company acknowledges the Staff’s comment regarding consistent presentation of information related to how the Company intends to accomplish its strategic initiatives. In future filings, the Company agrees to provide additional disclosure as needed to ensure such information is presented in a consistent manner.

7.	We note the assertions that “Steak & Shake” competes with the company. Although you have set forth the basis for your belief that the restaurants compete, you have not characterized these assertions as your opinion or belief. In future filings, please characterize all assertions regarding competition between the companies as that of your opinion or belief.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to the Company’s response to the Staff’s first comment, above, as it relates to slides 39 and 41.

*    *    *

4

If you have any questions, please do not hesitate to contact the undersigned at (615) 235-4280 or contact our outside counsel Howard H. Lamar III at (615) 742-6209 or Scott W. Bell at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ N.B. Forrest Shoaf

N.B. Forrest Shoaf
Senior Vice President, Secretary and
Chief Legal Officer

Enclosures

cc:	Eric S. Robinson

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

Howard H. Lamar III

Scott W. Bell

Bass, Berry & Sims PLC

Lawrence E. Hyatt

Senior Vice President and Chief Financial Officer

Cracker Barrel Old Country Store, Inc.

5

Raymond James

U.S. Research

Company Name Disclosure

Cracker Barrel Old Raymond James & Associates makes a NASDAQ market in shares of CBRL.

Country Store, Inc. Raymond James & Associates received non-investment banking securities-related

. compensation from CBRL within the past 12 months

Raymond James a Associates received non-securities-related compensation from CBRL within the past 12 months.

Stock Charts, Target Prices, and Valuation Methodologies

Valuation Methodology; The Raymond James methodology for assigning ratings and target prices includes a number of qualitative and quantitative factors including an assessment of industry size, structure, business trends and overall attractiveness; management effectiveness; competition; visibility; financial condition, and expected total return, among other factors. These factors are subject to change depending on overall economic conditions or industry- or company-specific occurrences. Only stocks rated Strong Buy (SB1) or Outperform (M02) have target prices and thus valuation methodologies.

Target Prices: The information below indicates our target price and rating changes for CBHL stock over the past three years,

9/7/10

1/28/10

8/19/09

4/15/09

3/19/03

2/25/09

l2/19/08

11/25/03

10/20/08

9/15/08

27.04

20.89

14.56

NM

24.00

20.00

Valuation Methodology: For Cracker Barrel our valuation methodology is based on absolute P/E multiples relative to the stock’s individual trading history and relative P/E ratios versus its peer group and the S&P 500. Additional valuation methodologies include enterprise value-to-EEITDA and net asset value per share.

Risk Factors

General Risk Factors: Following are some general risk factors that pertain to the projected target prices included on Raymond James research; (1) Industry fundamentaIs with respect to customer demand or product / service pricing could change and adversely impact expected revenues and earnings; [2] Issues relating to major competitors or market shares or new product expectations could change investor attitudes toward the sector or this stock; (3) Unforeseen developments with respect to the management, financial condition or accounting policies or practices could alter the prospective valuation; or (4) External factors that affect the U.S. economy, interest rates, the U.S. dollar or major segments of the economy could alter investor confidence and investment prospects. International investments involve additional risks such as currency fluctuations, differing financial accounting standards, and possible political and economic instability.

Specific Investment Risks Related to the Industry or Issuer

Restaurant Industry Risk Factors

Risks Include 1) a decline in the ability or propensity for consumers to purchase meals outside the home; 2) a jump in raw food prices or energy prices; and 3} a drop in market P/E levels,

Company-Specific Risks for Cracker Barrel Old Country Store, Inc.

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Cracker Barrel’s company-specific risks include: 1) its reliance on customers traveling the interstate highway system creates above-average economic sensitivity and exposure to events that would disrupt car travel; 2] its geographic concentration in the Southeast; and 3) execution risks as management continues to work to drive operating margins back to historical levels.

Additional Risk and Disclosure information, as well as more information on the Raymond James rating system and suitability categories, is available at ricapitalmarkets.com/SearchForDisclosures main.asp. Copies of research or Raymond James’ summary policies relating to research analyst independence can be obtained by contacting any Raymond James & Associates or Raymond James Financial Services office (please see rnvmGndiamc5.com for office locations] or by calling 727-567-1000, toll free 800-237-5643 or sending a written request to the Equity Research Library, Raymond James & Associates, Inc., Tower 3, 6th Floor, 880 Carillon Parkway, St. Petersburg, FL 33716.

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3

Exhibit G

(see attached)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D, C, 20549

FORM 8- K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934 Date of Report (Date of earliest event reported): March 22, 2009

THE STEAK N SHAKE COMPANY

(Exact name of registrant as specified in its charter)

INDIANA 0-8445 37-0684070

(State or other jurisdiction(Commission File Number)(I,R,S, Employer of incorporation) Identification No.)

36 S. Pennsylvania Street, Suite 500

Indianapolis, Indiana 46204

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (317) 633- 4100

Not Applicable (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8- K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre- commencement communications pursuant to Rule 14d- 2(b) under the Exchange Act (17 CFR 240.14d- 2(b))

[ ] Pre- commencement communications pursuant to Rule 13e- 4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers;

Compensatory Arrangements of Certain Officers.

Effective March 22, 2009, Wayne L. Kelley resigned as a Director of The Steak n Shake Company (the “Company”). Mr. Kelley previously had indicated that he would not stand for re- election at the Company’s 2009 Annual Meeting of Stockholders (the “Annual Meeting”). Mr. Kelley had been a Director since 2003.

Mr, Kelley’ s resignation was communicated to the Board of Directors in a letter dated March 22, 2009 (the “Resignation Letter”). The Resignation Letter is filed as Exhibit 17.1 to this Report on Form 8- K and is incorporated into this Item 5.02 by reference. The Company disagrees with Mr. Kelley’s position as expressed in the Resignation Letter, Other than the issues raised in the Resignation Letter, there were no stated disagreements by Mr. Keliey with the Company on any matter relating to the Company’s operations, policies or practices which led to Mr. Kelley’ s resignation.

Mr. Kelley has been provided with a copy of this Report on Form 8- K. Should he submit a letter to the Company expressing any disagreement with the disclosures made herein, the Company will promptly file a copy of such letter, in accordance with the applicable rules under the Securities Exchange Act of 1934, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed with this report:

17.1 Letter from Wayne Kelley dated March 22, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE STEAK N SHAKE COMPANY

By: /s/ SardarBiglari

Sardar Biglari

Executive Chairman and Chief Executive Officer

Dated: March 26, 2009

EXHIBIT INDEX

Exhibit No. Description

17.1 Letter from Wayne Kelley dated March 22, 2009.

EXHIBIT I7.I

Board of Directors of The Steak n Shake Company Wayne L. Kelley March 22, 2009 Resignation

Gentlemen and Ruth,

Over the last several months, 1 have thought about the wisdom of remaining on the board of directors of The Steak n Shake Company a number of times. Obviously, I have very strong feelings for the company and its iconic brands. However, as time has gone on, I have felt that my contributions, as well as those of other board members, have not been welcomed or appreciated. I have also thought that the advice of board members has not been sought, either before or after major decisions affecting the company. In my various corporate experiences over the years that I have been involved in business, both as an officer and as CEO, Chairman and/or a board member, I have expected (either as a participant or as the person more in control) that there would be an active interaction between the leaders of a company’s management and its board of directors. There was to be a partnership in developing and monitoring the company’s vision and goals. Unfortunately, I do not find that to be the case with the current situation at The Steak n Shake Company.

In my opinion, the current leadership of the Steak n Shake Company is less interested in the company and the brand than in the leadership itself. I also believe_that although our current chairman and CEO espoused openness and transparency. the opposite has been the case. The board has not been actively involved in developing the vision and strategy of the business, but rather has been informed about it belatedly. This is a public company; it is not a company that is controlled by one or a few individuals. It would seem that the best way to proceed would be to solicit informed opinions, even if they were not consistent with the person or people in charge.

Since, in my opinion there does not appear to be any desire to appreciate or to points of view on the board of directors than the current Steak n Shake chairman’s position, I am here by resigning from the board of directors of The Steak n Shake Company effective on Sunday, March 22, 2009.

1 would conclude by wishing my best to a brand that is very close to my heart.

Respectfully, Wayne L. Kelley

Exhibit H

(see attached)

Indianapolis Business News - Latest Indiana Headlines, Top Stories, Breaking News - Indianapolis Business Journal - IBJ.com

Steak n Shake changing its name, moving HQ to Texas

Cory Schouten February 6, 2010

Indianapolis is on the verge of losing one of its most prominent public companies.

The Steak n Shake Co. is planning to change its name to Biglari Holdings Inc. and move its headquarters to San Antonio. The Steak n Shake restaurant chain would remain as a subsidiary of the renamed company and retain a presence in Indianapolis,

Chairman and CEO Sardar Biglari plans to put the changes to a shareholder vote at the company’s annual meeting April 8 in New York City.

Biglari

Biglari, 32, operates the private equity Lion Fund and other investment vehicles out of San Antonio, where his family has lived since they emigrated from Iran in the 1980s.

The Steak n Shake corporate Web site still lists the Century Building at 36 S. Pennsylvania St. as the company’s headquarters, but a Jan. 29 announcement about the pending name change includes a San Antonio dateline.

The company already lists San Antonio as the “address of principal executive officers” in recent Securities and Exchange Commission filings, and a high-ranking company official confirmed to IBJ

http://www.ibj.com/article/print?artideId=16244[ll/9/20ll 7:27:33 PM]

Indianapolis Business News - Latest Indiana Headlines, Top Stories, Breaking News - Indianapolis Business Journal - IBD.com that the publicly traded company will be based in Texas.

The company has reserved the ticker symbol BH on the New York Stock Exchange, and will switch from SNS on April 9 if a majority of shareholders approves the change.

It wasn’t clear whether local jobs would be affected by the move. Steak n Shake already has scaled back its headquarters operation but still has employees spread over a couple of floors it leases in the eight-story Century Building downtown, The company has just two named executive officers, Biglari and Interim CFO Duane Geiger.

Steak n Shake was founded in Normal, 111., in 1934 but has had its headquarters in Indianapolis since the 1970s.

Any time a headquarters leaves, it’s a blow to the city, said Indy Partnership President Ron Gifford, who said he hadn’t heard about a potential move for Steak n Shake.

“Having a corporate headquarters is the equivalent. of a company making a commitment to its home, both literally and figuratively,” Gifford said. “When a corporate headquarters moves, the investment in the community tends to decline,”

The company telegraphed a potential headquarters move in August 2008, when it withdrew a request for a $ 100,000 tax abatement and $200,000 state training grant in exchange for retaining 160 jobs and investing $2.5 million in new equipment at its local headquarters,

Biglari and other Steak n Shake officials did not return phone messages by press time. Aggressive moves

Biglari used a proxy fight to seize control of the burger chain in 2008, then promptly cut costs, launched new promotions and trimmed spending on restam’ant maintenance and investment from an average of $55 million per year to just S5.S million last year.

The moves helped the chain break a 14-quarter streak of declining same-store sales, but also raised questions about whether Biglari is jeopardizing Steak n Shake’s future in exchange for short-term profits.

Biglari in June persuaded the board to transform Steak n Shake into a bolding company for a diverse range of investments and give Biglari sole discretion over asset allocation. The board’s vote essentially allowed the hedge-fund owner to use the publicly traded company as a personal investment vehicle.

The unanimous vote came after Biglari, the board chairman, managed to push out every board member unwilling to give him dictatorial authority over Steak n Shake despite his relatively modest ownership percent through his Lion Fund,

The board now has five members, including Biglari, down from nine. Now that the board has given Biglari sole authority over all investments, the question is, who holds Biglari accountable?

Former interim CEO Wayne Kelley, who resigned from the board in March 2009, blasted the young executive at the time for ignoring the board’s advice and neglecting the Steak n Shake brand.

“Although our current chairman and CEO espoused openness and transparency, the opposite has been the case,” Kelley wrote in his resignation letter. “The board has not been actively involved in developing the vision and strategy of the business, but rather has -been informed about it belatedly.”

http://www.ibj.com/article/print?articleId=16244[ll/9/2011 7:27:33 PM]

Indianapolis Business News - Latest Indiana Headlines, Top Stories, Breaking News - Indianapolis Business Journal - IBJ.com

Name game

Biglari, a supremely confident Warren Buffett disciple, hasn’t been shy about attaching his own name to the Steak n Shake chain. A photo and greeting from Biglari now welcome guests at each of Steak n Shake’s 486 locations in 21 states.

Renaming the parent company Biglari Holdings acknowledges a fledgling but successful turnaround the company earned $5.5 million in its fiscal fourth quarter compared to a year-ago loss of $3.4 million. It also rebrands the company as something more than a hamburger and milkshake factoiy.

Biglari in August closed on a S23 million deal to merge Steak n Shake with another holding company he controlled, Western Sizzlin Corp., which franchises a chain of 105 steak restaurants and also owns stakes in Houston-based Mustang Capital Advisors and Bellevue, Wash.-based barter network ITEX Corp.

In December, Steak n Shake offered to acquire Fremont Michigan Insuracorp Inc. in a deal worth as much as S37 million, apparently so Biglari could use the small insurer’s S60 million investment portfolio to fund more acquisitions. The company also initiated an unusual l-for-20 reverse stock split that pushed the per-share price above $300, out of reach for many shrrt-term investors.

Steak n Shake investor Max Olson, who runs Salt Lake City-based Max Capital Corp., said the reverse split and name change are “unnecessary” but shouldn’t do any harm. He picked up his Steak n Shake shares as part of the deal with Western Sizzlin.

“I think maybe it’s a little too much, too fast,” said Olson, who met Biglari at last year’s annual meeting for Buffett’s Berkshire Hathaway in Omaha. “He’s done a fantastic job of taming the company around. But in my view, it would have been better to wait a little longer.”

Other investors see the change as necessary since they now are betting not so much on a single restaurant chain, but on the potential of an up-and-coming asset manager.

Channeling Buffett

In fact, the company’s latest annual report lists a new No. 1 risk-factor investors should consider before they buy Steak n Shake’s shares: the potential loss of Biglari,

“If for any reason the services of Mr, Biglari were to become unavailable, there could be a material adverse effect on our business, since he is singularly responsible for business and investment activities,” the company said.

.

Other risks include restaurant-industry competition, the economy and debt covenants—but those don’t merit a mention until later down the list.

Wall Street analyst Michael Gallo of New York-based C.L, King & Associates Inc. reiterated a neutral rating on Steak n Shake shares in a Feb. 1 note, citing a tough restaurant environment and the risk that Biglari will overpay for an acquisition.

“While progress over the last couple of quarters has been encouraging, we believe the key determinant of value creation going forward will be the success of Steak n Shake in transitioning into a conglomerate-like holding company,” he wrote.

Biglari guided his hedge fund to post strong returns in a booming market, and he successfully agitated for changes at Friendly Ice Cream Corp. that led to a profitable sale of the Massachusetts-based

http://www.ibj.com/article/print?articleId=16Z44[ll/9/2011 7:27:33 PM]

Indianapolis Business News - Latest Indiana Headlines, Top Stories, Breaking News - Indianapolis Business Journal - IBJ.com

company. Otherwise, he doesn’t have much of a track record suggesting he is capable of designing his own version of Berkshire Hathaway,

He and Buffett share similar visions for what makes an attractive investment, along with an interest in courting long-term investors, Biglari’s desire to include himself in the branding for Steak n Shake calls to mind the approach Buffett has taken with Berkshire Hathaway’s Geico subsidiary, where the popular Gecko mascot frequently cites Buffett as evidence of the company’s strength and stability,

But there are differences, too. Berkshire Hathaway just split its B shares in the opposite direction, making them accessible to more investors as part of a $34 billion deal for the railroad Burlington Northern Santa Fe. Buffett didn’t name his company after himself, electing to keep the moniker of the now-defunct textile company that launched his conglomerate.

And Buffett famously earns a base annual salary of just $ 100,000, the same he’s taken home for more than 25 years.

Biglari, on the other hand, sought and received a 220-percent raise last year to $900,000, reimbursed himself about $500,000 for the proxy fight be used to take over Steak n Shake, and paid himself another S48,000 last year for travel expenses, including accommodations at the Conrad Indianapolis.’

http://www.ibj.com/article/print?articleId=162’M[Il/9/2011 7:27:33 PM]

Exhibit I

(see attached)

The Motley Fool: Print Article

[GRAPHIC APPEARS HERE] The Motley Fool previous Page

Fool.com,

Biglari Proves Buffett Right

http://www.fool.com/investing/value/2010/05/ll/biglari-proves-buffett-right.aspx

Richard Gibbons May 11, 2010

According to Warren Buffett, “In looking for someone to hire, you look for three qualities: integrity, intelligence, and energy. But the most important is integrity, because if they don’t have that, the other two qualities, intelligence and energy, are going to kill you.”

Now, it might seem like Buffett was talking about people like Dennis Kozlowski, who was found guilty of stealing $600 million at Tyco (NYSE: TYC), or Martin Grass, convicted for overseeing a $1,6 billion accounting fraud at Rite Aid (NYSE: RAD) . But management doesn’t need to commit a felony to cost you money.

Sardar Biglari, of Biglari Holdings (NYSE: BH , formerly known as Steak n Shake, is showing just how far management can go to rip off shareholders, and it doesn’t seem to be breaking a single law to do it,

Paving with good intentions

Steak n Shake had shown slow profitable growth for years, but it faltered in 2007 and 2008, Biglari began buying shares, eventually building an 8.5% stake in the company. Then, he began a heated campaign, complete with promotional billboards around the company headquarters, to win two seats on the board.

Biglari’s argument was simple — Steak ‘n Shake had underperformed the peer group, and management had destroyed value. In contrast, he would run the company for the shareholders. In a February 2008 letter, Biglari wrote, “Not only will I refuse extra remuneration for the time I intend to commit, but I also will not accept any stock options. The reason is simple: We are one of the largest shareholders; thus, we plan to make money with you, not off you.”

About a month later, Biglari won two seats, bumped out the chairman and CEO, and began taking control of the company. Steak n Shake returned to profitability in 2009, and the stock jumped.

Finally, this year, Biglari renamed the company Biglari Holdings, seemingly telegraphing that the company would become his investment vehicle.

What’s yours is mine

However, now it seems like Biglari actually meant to telegraph something else. Biglari Holdings is acquiring Biglari Capital, which acts as general partner of BigIari’s Lion Fund hedg fund, for an amount equal to its assets. |ln the process, it’s enacting agreements I’ve ever seen at a public company.

agreements I’ve ever seen at a public company.

When Biglari Holdings grows, Biglari will take a quarter of the book value growth above the level of 5%, exclusively for himself. If book value declines, Biglari won’t get this extraordinary compensation until the returns exceed a 5% annual growth rate over the highest book value, Roughly half of the after-tax value of the payment must be spent on shares of Biglari Holdings. Essentially, Biglari’s going to use the company’s assets to take the company from the share holders, piece by piece.

Now, 25% of growth over 5% might not seem like very much, but it will make a huge difference in long-term returns. By my calculations, if Warren Buffett had made the same deal when he took over Berkshire Hathaway, it would have cost shareholders over 80% of their future returns.

Shareholders’ rights?

In a May 6 letter to outraged shareholders, Biglari defended the move as simply an innovative compensation scheme that aligns his interests with shareholders. But 5% is pretty close to the level that U.S. 30-year bonds yield right now, when interest rates are near record lows. So, if Biglari just does a tiny bit better than government bonds, he’ll get a nice payday. Maybe he should consider indexing. S&P 500 companies typically post an aggregate return on equity of 10% to 12%

http://www.fool.corn/.rticle.aspx?file=/investing/value/2010/05/ll/biglari-proves-buffett”right.aspx?source=isesitlnk0000001[ll/9/2011 7:22:37 PM]

The Motley Fool: Print Article

over the long term. Biglari could buy an index fund and relax on the beach, doing nothing and draining millions from shareholders year after year.

The amazing thing is that Biglari appears to think he’s the good guy defending shareholder rights. He’s now attempting to take over another business, Fremont Michigan Insurance. In an incredibly brazen move, Fremont has managed to lobby Michigan’s legislature to change state corporate law in a manner that has the effect of entrenching the company’s management.

To show its outrage, on the very same day that Biglari’s egregious compensation scheme was filed with the SEC, Biglari Holdings published a press release saying, “Fremont shareholders do not need a CEO who displays total disregard for shareholder rights and value.”

Maybe Biglari Holdings doesn’t need one either.

Look for alternatives

Buffett summarizes the investment lesson well: “When you hire someone to run your business, you are entrusting him or her with the piggy bank. If these people are smart and hardworking, they are going to make you a lot of money, but it they aren’t honest, they will find lots of clever ways to make all your money theirs.”

Buffett’s absolutely right. These sorts of “jockey” situations, where a brilliant investor works on your behalf at a public company, can work out great. When the jockey has integrity and truly wants a partnership with shareholders, the long-term returns can be extraordinarily high. In fact, after the decline caused by this compensation arrangement, our own Motley Fool Special Ops team thinks at its current valuation, Biglari Holdings has a greater margin of safety that compensates for Biglari taking a huge chunk of shareholders’ future value off the top.

If you’d rather steer clear, though, there are alternatives. Buffett’s Berkshire Hathaway is the most obvious example, but there are a bunch of others as well. Cumming and Steinberg with Leucadia National (NYSE: LUK). Bruce Flatt and his team at Brookfieid Asset Management (NYSE: BAM ) . Sears Holdings’ Eddie Lampart. Terra Nova Royalty’s Michaei Smith. Ail these guys have proven to be expert investors, and done it with integrity. They offer shareholders a way to outperform the market simply by buying shares and holding for the long term.

The Foolish bottom line

Of course, often the jockey’s investing prowess is already priced into the stock, but occasionally, it isn’t. In such case, the returns can be even better, as the stock’s return to fair value magnifies the jockey’s gains. These are the jockey stocks on which you should focus,

Legal Information. © 1995-2011 The Motley Fool. All rights reserved,

Previous Page

http://www.fool.com/.rticle.aspx?file=/investing/va^

Exhibit J

(see attached)

Indi anapolis Business News - Latest Indiana Headlines, Top Stories, Breaking News - Indianapolis Business Journal - IBJ.com

Steak n Shake parent postpones meeting amid pay uproar

Scott Olson August 10, 2010

The parent company of Steak n Shake has postponed an Aug. 24 meeting in which shareholders were set to vote on a controversial pay package for CEO Sordar Biglari.

In a late Monday announcement, San Antonio-based Biglari Holdings Inc. said the decision to delay the meeting is the result of “misinformation” that the company needs to address. A new date has not been set.

“Biglari Holdings is pleased that to date it has received wide backing in favor of the incentive agreement,” the statement said. “However, misinformation and mischaracterizations of the proposed agreement by certain analysts and investors have generated questions and uncertainty, which the company wants to address for the benefit of all shareholders.”

At issue is a pay package announced in April in which Biglari Holdings said it would begin paying Biglari 25 percent of any increase in the company’s annual book-value growth topping 5 percent.

That means the CEO’s bonus pay would be based in part on asset growth rather than income. The bonus pay would be in addition to the 1900,000 annual salary Biglari earns.

The Motley Fool columnist, Richard Gibbons, has called it “one of the sweetest compensation arrangements I’ve ever seen at a public company”—one that would cut deeply into shareholder returns.

Ken Skarbeck, managing partner of Indianapolis-based Aldebaran Capital LLC IBJ, said the pay is too rich for such little growth.

Paying Biglari 10 percent of an increase in the company’s annual book-value growth topping 10 percent would make more sense, he said.

http://www.ibj.com/article/print?articleld=21584[l1/9/2011 7:21:06 PM]

Indianapolis Business News - Latest Indiana Headlines, Top Stories, Breaking News - Indianapolis Business Journal - IBJ.com

“This guy’s trying to make 30 million bucks a year,” he said. “That’s ridiculous for some 30-year-old kid who’s running a restaurant chain,”

Negative reaction to the pay arrangement has contributed to a swoon in Biglari Holdings shares. The stock now trades at around $283, down more than 47 percent from its peak of S41S in early April.

In a three-page letter to shareholders in May, Biglari defended the agreement, noting that it requires that he use at least half his after-tax bonus to buy additional Biglari Holdings shares, further tethering his fortunes to those of other investors.

“In other words, I am obligated to reinvest continually in BH. The premise coincides with ray belief that stocks should be purchased with earned cash rather than be gifted,” he wrote.

Biglari Holdings said in Monday’s statement that the company’s governance committee, consisting entirely of outside directors, unanimously approved the incentive agreement because it in fact links pay to economic performance rather than stock-price or other non-perfonnance-based benchmarks.

Biglari took over Indianapolis-based Steak n Shake Co. in a 2007 proxy fight, helped return its restaurants to profitability, then transformed it into a holding company for a diverse range of investments.

The renamed company, which relocated its headquarters from Indianapolis to San Antonio, has moved aggressively to invest or take over other firms, including a small Michigan insurer. The Steak n Shake restaurant operations remain in Indianapolis.

http://www.ibj.com/article/print?articleId=215B4[l 1/9/2011 7:21:06 PM]

Exhibit K

(see attached)

Noise Free Investments Blog – Letter to the Board of Biglari Holdings Page I of 5

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Letter to the Board of Biglari Holdings

[May 6, 2010 by NFI. Average Reading Time: about a minutes.

Secretary of the Corporation

175 East Houston Street, Suite 1300

San Antonio, Texas

78205

May 5, 2010

http://www.noisefreeinvesting.com/blog/2010/05/letter-to-the-board-of-biglari-holdings/ 11/9/2011

Noise Free Investments Blog – Letter to the Board of Biglari Holdings Page 2 of 5

To the Board of Directors:

In light of the company’s recent decision to implement a new incentive bonus agreement for its CEO and Chairman, Sardar Biglari, we are writing to express our concern.

The current system, as proposed, is ridiculous by itself and, additionally, runs contrary to the ethos Mr. Biglari claimed to have when nominating himself for election to the Board of Steak ‘n Shake.

The decision by the Board of Biglari Holdings to accept such a generous and easily manipulated compensation system, demonstrates they either fail to understand the nuances of the proposal or they are simply unwilling to take a stand against Mr. Biglari, ignoring their obligations to shareholders.

Let us remind the board, of what Mr. Biglari, then attempting to gain a Board seat on Steak ‘n Shake, said with respect to how executives should be compensated.

In our assessment, the variable element of the compensation package should be tied to the executives’ ability to generate free cash flow and to earn a high return on invested capital.

Mr. Biglari continued:

http://www.noisefreeinvesting.com/blog/2010/05/letter-to-the-board-of-biglari-holdings/ 11/9/2011

Noise Free Investments Blog – Letter to the Board of Biglari Holdings Page 3 of 5

The current compensation arrangement is askew, so that even if the company performs below its competitors, management and directors will stand to gain.

The current compensation arrangement, if applied retroactively to prior Steak ‘n Shake management, would increase the very rewards Mr. Biglari claimed were already excessive in light of their poor performance.

We suspect Mr. Biglari’s thinking towards compensation has changed now that he’s in charge. How else could he desire a pay package that violates his own, purported, tenets?

‘

To be perfectly clear, the currently proposed package, without modification, destroys shareholder value. *

We think we can all agree that paying for performance is both necessary and desirable. We believe the current framework the board has put in place can, if modified, work to the benefit of both management and shareholders.

Luckily, Mr. Biglari has already provided a better template for the board to consider that employs both invested capital and a higher hurdle rate.

As Chairman and CEO of Western Sizzlin Corporation, Mr. Biglari designed the following performance bonus structure for Robert Moore, CEO of Western Sizzlin Franchise Corporation:

http://www.noisefreeravesting.corn/blog/2010/05/letter-to-the-board-of-biglari-holdings/ 11/9/2011

Noise Free Investments Blog – Letter to the Board of Biglari Holdings Page 4 of 5

Such bonus shall be equal to twenty percent (20%) of Cash Flows in excess of $ 2.3 million annually as adjusted by a charge of 20% of any incremental reinvestment of capital during each year (“Bonus Compensation”).

We welcome the opportunity to help the board determine a more equitable compensation arrangement before the next shareholder meeting. We would appreciate a response at your earliest convenience.

Sincerely yours, NFI

Sources:

http://www.sec.gov/Archives/edgar/data/93859/ooooo93859/oooooo8/forn

[http://ww\v.sec.gov/Archives/edgar/data/g3859/OOOOOg3859iOOOOO08/formioq_iq20iO,htm<br />]

http://www.sec.gov/Archives/edgar/data/93o686/ooo11O4659O9O3Oo87/aog -11139_1ex1od1d4.htm

[http://www.sec.gov/Ai’chives/edgar/data/93o686/oooiiO4659O9O3Oo87/ao9-ni39_iexiodid4.htm]

* The language was modified from the original letter in an effort to be suitable for a wider audience.

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